EXHIBIT 1

July 25, 2008

Mr. Robert Brill
Chairman
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, NC 27560

Dear Mr. Brill:

The purpose of this letter is to communicate with you regarding the intent behind the Schedule 13D filed today by shareholders representing approximately 20% of the outstanding stock of etrials Worldwide, Inc.  (the “Company”), which expresses our interest in the Board taking specific actions to enhance shareholder value.  We understand the pressures and challenges faced by the Board since going public in February 2006, which were compounded by the change in CEOs in May 2007 and again recently.  As you know, several of the signatories to the Schedule 13D, including Peter Coker, Fred Nazem and me, have been board members or officers in the past and have several suggestions that we would like to meet with you to discuss.  Specifically, we would like to discuss with you the following:

1.
The non-productive expansion of the Company’s overhead caused by the former CEO needs to be reduced immediately and the billable utilization rate of operating employees needs to be increased in order to reduce ongoing quarterly losses;

2.	The Board should approve and execute a stock repurchase plan of up to $2 million as soon as possible and continue this program through June 30, 2009;

3.
The Board should authorize management to immediately retain an investment banker to assess the Company’s strategic value and recommend alternatives to enhance shareholder value including the potential solicitation of offers for the Company; and

4.
The Board should elect Scott Nussbaum, from Broadlawn Capital (a large institutional holder of ETWC common stock), to fill the current open director seat, and the Board should elect Peter Coker a director, as Mr. Coker is willing to return to the Board now that the former CEO has resigned.

We would also like for you to present to us at the meeting the Company’s plans for growing the business and enhancing shareholder value.

As disclosed in the February 2006 prospectus for the merger, the purpose of the merger and subsequent capital infusion for etrials was to find accretive acquisition opportunities to expand the Company’s customer base, revenues and technology platform.  Unfortunately, this has not happened to date and we believe that we can help.

We also recommend that the current search for a CEO & CFO be delayed until we meet so that additional Company capital is not committed or expended before we have an opportunity to meet and discuss the future strategy of the Company.

Fred Nazem, Peter Coker and I would like to meet with you at your New York City office at your earliest convenience.  I plan to call you next week to set up a time.

Very truly yours,

James W. Clark, Jr.
Managing Director